December 2, 2009

Via EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn.:  Mr. Jeffrey Long

Re:         Burnham Investors Trust (the “Trust”) (SEC File Nos. 811-00994 and 002-17226)

Dear Mr. Long:

Set forth below are the Trust’s responses to the comments of the staff (the “Staff”)  of  the U.S. Securities and Exchange Commission (the “Commission”) provided by Mr. Jeffrey Long on November  25, 2009 following the Staff’s review of the Trust’s filings with the Commission pursuant to the Sarbanes-Oxley Act of 2002, as amended.

Capitalized terms used in this letter without definition have the respective meanings assigned to them in the Trust’s applicable filings with the Commission.

Burnham Fund, Burnham Financial Services Fund, Burnham Industries Fund (collectively, the “Funds”)

1.  Comment: Please explain why the fee table for the Burnham Financial Industries Fund shows a management fee of 90 basis points instead of the actual management fee of 97 basis points in the prospectus filed April 30, 2009.

Response:  The differential was due to the Fund’s fulcrum fee.  A footnote explains that the fulcrum fee ranges from -10 to +10 basis points and the total of the annual management fee and fulcrum fee for the fiscal year ended December 31, 2008 was 97 basis points. The 7 basis point fulcrum fee adjustment was included as part of “other expenses” so that the Fund’s total operating expenses (gross and net of the fee waiver) were correctly stated in the fee table. The fee table in the Class I prospectus will be revised to include the actual management fee (inclusive of the fulcrum adjustment) in the text of the fee table as opposed to the footnote and a corresponding revision will be made in the annual update for the other classes.

2.  Comment:  Please explain why the fee table for the Burnham Financial Industries Fund shows an expense waiver of 11 basis points for Class A and 12 basis points for Class C when the “Other Expenses” are shown as 83 and 84 basis points, respectively, but are capped at 65 basis points.

Response:  The difference of 7 basis points is the fulcrum fee.  Per the Fund’s contractual expense limitation, the Adviser limits this Fund’s “other expenses” rather than limiting this Fund’s total operating expenses.  The intended effect of structuring the expense limitation in this manner is that the Fund’s shareholders bear a higher management fee (up to the 10 basis points fulcrum) when the Fund outperforms its fulcrum benchmark and that the Fund’s shareholders benefit (rather than the Adviser and the Sub-Adviser benefitting) from a reduction in the management fee (up to the 10 basis points fulcrum) when the Fund underperforms the fulcrum benchmark.

3.  Comment:  Please consider whether the KBW Bank Index is the appropriate benchmark for the Burnham Financial Industries Fund.  The Index is comprised of 24 money center and regional banks while the Fund was only 20% invested in regional banks at December 31, 2008.

Response:  The Sub-Adviser utilizes the flexibility afforded by the Fund’s investment policies and restrictions to invest the Fund’s assets within various companies within the financial services industry.  Depending upon the Sub-Adviser’s investment outlook, the Fund’s actual holdings may be more or less correlated to the KBW Bank Index.  The Trust’s Board (including the independent trustees), the Adviser and the Sub-Adviser determined that  the  KBW Bank Index was an appropriate benchmark for purposes of the Fund’s fulcrum fee when the Fund was launched, and the Board annually has approved the continuance of the Fund’s advisory agreement and sub-advisory agreement (including the Fund’s fulcrum fee) since the Fund’s launch.  The Board, the Adviser and the Sub-Adviser will continue to consider the Fund’s fulcrum fee at least annually in accordance with the requirements of Section 15(c) of the Investment Company Act of 1940.  The Trust notes that the Index may not be changed by the Fund without the approval of the Fund’s shareholders.  Irrespective, the Trust is performing a historical correlation analysis that will be considered by the Board.

4.  Comment:  Please enhance the Management Discussion of Fund Performance in the shareholder reports.  The discussion should describe which positions drove fund performance and which strategies and techniques materially affected performance.

Response:  Accepted.  We will address this comment in the next shareholder report for the period ending December 31, 2009.

5.  Comment:  Please file an amended Form N-CSR for the period ended December 31, 2008 that includes plot points for the performance tables in the financial report.

Response:  Accepted.  An amended Form N-CSR for the period ended December 31, 2008 will be filed with the Commission.

6.  Comment:  Please confirm that the Financial Services Fund was in compliance with Rule 19a-1 with respect to the return of capital during the fiscal year ended December 31, 2008.

Response:  We confirm that the appropriate notice was provided to shareholders pursuant to Rule 19a-1 under the Investment Company Act of 1940, as amended.

7.  Comment:  Please include a description of any significant unobservable inputs used to determine fair values for any Level III securities pursuant to FAS 157 paragraph 33(c).

Response:  Accepted.  We will address this comment in the next shareholder report for the period ending December 31, 2009.

8.  Comment:  Please file the fidelity bond as required under Rule 17g-1.

Response:  We just received an executed copy of the bond and will file it shortly.

* * * * *

The Trust acknowledges that:  (a) the Trust is responsible for the adequacy and accuracy of the disclosure in the responses to the Staff’s comments; (b) Staff comments or changes to disclosure in response to Staff comments reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Trust’s applicable filings with the Commission; and (c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact Leonard A. Pierce, Esq. of Wilmer, Cutler, Pickering, Hale and Dorr LLP, Trust counsel, at  617-526-6440.

Kind regards,

Burnham Investors Trust
By:	/s/Michael E. Barna
Michael E. Barna,
Executive Vice President and
Chief Financial Officer
cc:           Leonard A. Pierce, Esq.